UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2020

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Remote Access to Annual and Extraordinary General Meeting of Shareholders

On June 15, 2020, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), informed its shareholders that due to continued application of regulations restricting gatherings due to COVID 19, the 2020 Annual and Extraordinary General Meeting of Shareholders of the Company (the “Annual Meeting”) on Wednesday, June 24, 2020, beginning at 4:00 p.m., Israel time, will be held remotely via Zoom. Shareholders wishing to attend the Annual Meeting will be able to participate by clicking on the link below immediately prior to or during the Annual Meeting:

https://us02web.zoom.us/j/84302881164

Or access via telephone:

US: +1 929 436 2866 or +1 669 900 6833

South Korea: +82 (0) 2 6022 2322

Hong Kong: +852 5808 6088

Israel: +972 (0) 3 978 6688

United Kingdom: +44 (0) 20 3051 2874

Meeting ID: 843 0288 1164

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: June 15, 2020

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